Exhibit 107

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

ALGOMA STEEL GROUP INC.

(Exact name of registrant as specified in its charter)

Table 1 – Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to Be Paid	$400,000,000(1)	$92.70 per $1,000,000	$37,080.00

Fees Previously Paid			—

Total Transaction Valuation	$400,000,000

Total Fees Due for Filing			$37,080.00

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$37,080.00

(1)

Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than US$400,000,000 an aggregate of up to 45,714,285 common shares of Algoma Steel Group Inc. at a purchase price of not more than US$10.25 and not less than US$8.75 per share in cash.